

Mail Stop 4561

August 25, 2016

Phong Le
Senior Executive Vice President and Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

> Re: **MicroStrategy Incorporated**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-24435**

Dear Mr. Le:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(h) Software Development Costs, page 80

1.   We note from management's statements on the Q2 2016 earnings call that you stopped capitalizing your research and development costs in Q2 2015 after the release of Version 10 of your software. We further note statements regarding added functionality of Version 10.4 and that you designated this as your primary long-term platform release. Please describe your basis for not capitalizing development costs for the subsequent releases, addressing each release separately. Also, describe your consideration of ASC 955-20-25-2 and your determination that subsequent releases did not represent product enhancements.

Note 17. Segment Information, page 100

2.   We note that you have one operating and reporting segment. We also note from your Q4 2015 and Q1 and Q2 2016 earnings calls that in fiscal 2015 you put in place a new structure in which you created 231 business units that includes budgets for cost, revenue, margins and headcounts for each of the organizations. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

- Describe the company's internal management reporting process, including organization and reporting structure and provide us with an organizational chart;
- Identify the company's chief operating decision maker or makers ("CODM") and describe the basis for this determination;
- Identify the individuals that report directly to the CODM;
- Describe further the business unit structure;
- Describe the responsibilities of the business unit managers and explain how they fit into your organizational structure;
- Describe how budgets are developed and resources are allocated throughout your organization;
- Describe how performance of the business units is evaluated;
- Tell us what information the CODM receives with regards to the business units and how he uses such information in making key decisions with respect to evaluating and determining the actions necessary to achieve the company's operating results;
- Describe how performance of the business unit managers is evaluated, including consideration of bonuses; and
- Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Phong Le
MicroStrategy Incorporated
August 25, 2016
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services